Arthur J. Gallagher & Co.

The Gallagher Centre

Two Pierce Place

Itasca, IL 60143-3141

December 11, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, D.C. 20549

Att: Tim Buchmiller

Re:	Arthur J. Gallagher & Co.

Definitive Proxy Statement

Filed April 5, 2007

File No. 001-09761

Dear Mr. Buchmiller:

This letter is provided by Arthur J. Gallagher & Co. (the “Company”) in response to the letter from the Securities and Exchange Commission dated November 27, 2007 (the “Comment Letter”). Our numbered responses below correspond to the numbered paragraphs of the Comment Letter.

1.	We note your response to prior comment 4. In addition to disclosing in your future filings that benchmarking is primarily used by your compensation committee in reviewing total compensation and not in determining the individual elements, please also disclose the companies in the core group and in the extended group of peer companies referenced in your response. Also include a discussion of where you target total compensation against the peer companies and disclose where total compensation actually fell within the targeted range.

In future filings, the Company will disclose the companies in its peer group and extended peer group. The Company will also include a discussion of where the Company targets total compensation against the peer companies and where total compensation actually falls within the targeted range.

2.	We note your response to prior comment 5. In your future filings, as applicable, please discuss and analyze how the Compensation Committee determined the threshold levels for incentive compensation awards and what those awards were intended to incentivize if the thresholds were met.

In future filings, the Company will provide discussion and analysis on how the Compensation Committee determined the threshold levels for incentive compensation awards and what those awards were intended to incentivize.

Arthur J. Gallagher & Co.

File No. 001-09761

3.	We note your response to prior comment 7. In your future filings, as applicable, please provide discussion and analysis of why the Compensation Committee made adjustments to revenues or to other financial metrics for purposes of making compensation awards that are tied to those metrics.

In future filings, the Company will, as applicable, provide discussion and analysis of any adjustments to the financial metrics used to determine compensation awards, including discussion of the rationale for any such adjustments.

4.	We note your response to prior comment 8. In your future filings, as applicable, please include the substance of your response to that comment in your Compensation Discussion and Analysis.

In future filings, the Company will include the substance of its response to prior comment 8 in its Compensation Discussion and Analysis.

5.	We note your response to prior comment 10. In your future filings, as applicable, please indicate the position held by each related party.

In future filings, the Company will indicate the position held by each employee of the Company who is a related person within the meaning of Item 404(a) of Regulation S-K.

Sincerely,

/s/ Walter D. Bay
Walter D. Bay
Vice President, General Counsel and Secretary